Exhibit 7.03

2002 Clipper Park Rd. Suite 105 | Baltimore, MD 21211 dbramble@mcbrealestate.com (410) 662-0105

November 18, 2024

Via Email

Board of Trustees

C/O David K. Holeman

Whitestone REIT

2600 S. Gessner Rd, Suite 500

Houston, TX 77063

Dear Whitestone REIT Board of Trustees:

MCB Real Estate (“MCB” or “we”) delivered an attractive, fully-financed proposal to the Whitestone Board to acquire Whitestone for $15 per share in an all-cash transaction. Our proposal would maximize value to Whitestone’s shareholders, delivering immediate and certain value in the form of a 14.5% premium to Whitestone’s share price prior to our initial proposal on June 3, 2024, and a 61.8% premium to Whitestone’s unaffected share price prior to the rumored Fortress proposal on October 26, 2023. We have made repeated efforts to engage with the Whitestone Board over the last several months, but each of those attempts has been summarily rebuffed. The Board’s refusal to grant due diligence, engage in any meaningful discussions, or commence a strategic alternatives process is not consistent with its duties and indicates a boardroom culture of entrenchment.

While we continue to believe our proposal is the best path forward for shareholders, our attempts to engage have been rebuffed at every turn, so we are withdrawing our proposal to acquire Whitestone at this time.

This is not a decision taken lightly. We are disappointed and disturbed at the Board’s intransigence, entrenchment and apparent self-interest. The Company’s recent public comments make it painfully clear that the Board is not open-minded or even willing to give real consideration to opportunities to advance shareholders’ best interests.

Just a few weeks ago, Whitestone defended its entrenched position with unsupported and unrealistic claims of Whitestone’s greater hypothetical “intrinsic value.” Notably, however, that value was not actually provided, proven or even explained. Whitestone also attempted to rationalize the Board’s refusal to consider alternatives by relying on a period of stock price outperformance that was driven by multiple acquisition rumors and proposals, including ours, that inflated Whitestone’s share price.

When pressed on whether the Board is open to opportunities to enhance value on Whitestone’s third quarter 2024 earnings call, Whitestone CEO David Holeman falsely asserted that the Board is actively looking at strategic options. Further, he seemingly didn’t even understand what such a process to maximize value would actually entail. When asked, he said:

“I would tell you that our board reviews the best things for shareholders all the time. So we are actively looking at what are the best ways to add value, what are the best ways to produce a return to our shareholders. So I think we are actively doing that just like we should, and so I'm not sure I'm clear with your question.”

Given the Board’s refusal to engage with us regarding our proposal or conduct a process to explore whether other parties may have an interest in transacting with Whitestone, Mr. Holeman’s comments are at best a naïve sidestep to the question, and at worst a downright lie to shareholders.

We have heard from a number of other shareholders that they are supportive of a potential transaction and share our frustration with the Whitestone Board. We believe some of these shareholders have reached out to Whitestone directly to demand answers. Unfortunately, it appears that the Whitestone Board has ignored these concerns and refused to engage with them, just as it has consistently refused to engage with MCB.

As Whitestone’s largest actively managed shareholder, with ownership of 4,690,000 shares representing 9.4% of Whitestone’s common shares, we note the addition of Kristian M. Gathright and Donald A. Miller to the Whitestone Board. Ms. Gathright and Mr. Miller are two new and well-regarded independent trustees whom we hope will bring fresh perspective to the Board and ensure that the Whitestone Board acts in accordance with its fiduciary duties, including taking appropriate steps to maximize value for Whitestone shareholders.

The reputations and careers of these professionals, as well as the rest of the Board, are on the line, and we call on them to act in shareholders’ best interests. We believe the inherent disadvantages of Whitestone as a standalone company, and the upside for shareholders from a well-run strategic review process, are obvious.

As we have said from the onset of this process, our interests are aligned with other Whitestone shareholders. Whitestone shareholders deserve a board that is committed to considering all opportunities to maximize value. If the Whitestone Board continues its pattern of delay and entrenchment, MCB believes the entire Board should be removed at the next annual meeting of shareholders.

While we are withdrawing our proposal at this time, we remain a significant shareholder of the company and will continue to consider all options available to MCB and other Whitestone shareholders to ensure that the Board upholds its responsibilities.

Sincerely,

/s/ P. David Bramble
P. David Bramble, Managing Partner

cc:

Via email, under separate cover:

Peter Pinkard, Managing Partner

Gina Baker Chambers, President

Drew Gorman, Principal

Mike Trail, Chief Investment Officer

Brian Mendell, Managing Director

Daniel LeBey, Vinson & Elkins L.L.P.